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                                                                    Exhibit 99.2


Contact: Michael T. Borer
         Senior Vice President and Chief Financial Officer
         Dura Pharmaceuticals, Inc.
         (858) 457-2553

                     DURA PHARMACEUTICALS OFFERS TO ACQUIRE
                        SPIROS DEVELOPMENT CORPORATION II

  DURA ANNOUNCES INTENT TO DISCONTINUE ALBUTEROL SPIROS-TM- DEVELOPMENT PROGRAM

         San Diego, CA - February 14, 2000 - Dura Pharmaceuticals, Inc. (Dura) (Nasdaq NNM: DURA) today announced that it has made an offer to the board of directors of Spiros Development Corporation II, Inc. (SDCII) (Nasdaq NNM: SDCO) to acquire all of the outstanding callable common stock of SDCII at a cash price of $12.50 per share or total cash consideration of approximately $79.0 million. The Dura warrants (Nasdaq NNM: DURAW) that separated from the SDCII callable shares on January 1, 2000 are not affected by Dura's offer. In the offer, Dura proposed to complete the acquisition by means of a tender offer followed by a merger at the same $12.50 price per share. The offer is subject to the negotiation and execution of a satisfactory merger agreement, but is not subject to financing. SDCII previously informed Dura that it had formed a committee of independent directors to consider the company's strategic alternatives, including any transactions proposed by Dura.

         "This offer represents significant premiums to the recent trading prices for SDCII's callable common stock and SDCII's available cash per share and we intend to work diligently to reach a definitive agreement with SDCII," said Cam L. Garner, Dura's Chairman and Chief Executive Officer. "We believe a successful acquisition of SDCII will remove any uncertainty and confusion surrounding Dura's relationship with SDCII, resulting in part from SDCII's current cash position and cash burn, and the pending pronouncement issued by the Financial Accounting Standards Board covering consolidations. The consolidation of SDCII into Dura will eliminate the earnings impact of SDCII contract revenue net of related income tax expense. We believe the acquisition of SDCII, as we are proposing, will enhance Dura shareholder value for the long-term."

         As previously announced, Dura, on behalf of SDCII, has been addressing chemistry, manufacturing and control (CMC) issues for Albuterol Spiros-TM- and at the same time evaluating the market potential and financial return from this product candidate. Dura has concluded its evaluation, and upon successful completion of the proposed acquisition of SDCII, Dura plans for commercial reasons to discontinue development of albuterol in the current Spiros-Registered Trademark- platform. The Company stated that the full market value of the existing respiratory products is resident in the two steroids in development and that development activity on these two products, Beclomethasone Spiros-TM- and Budesonide Spiros-TM-, is moving ahead.


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         "Although we plan to discontinue the Albuterol Spiros-TM- program, we continue to have confidence in the Spiros-Registered Trademark- platform and remain very excited about the opportunity with the steroid products and the successful development of Beclomethasone Spiros-TM- and Budesonide Spiros-TM-," stated David S. Kabakoff, Ph.D., President of Dura Technologies. "The clinical programs for the two steroids are continuing as patient enrollment for the Beclomethasone Spiros-TM- reliability study was recently completed. The Spiros-Registered Trademark- clinical programs and regulatory reviews, if successful and assuming the acquisition of SDCII, should allow for the two steroid product candidates to add significantly to Dura's product revenues beginning in the 2002 and 2003 timeframe, respectively. In addition, we are currently evaluating additional candidates for development in the Spiros-Registered Trademark- platform with a goal of commencing development on a selected compound in 2000. We are also actively pursuing partnerships for local and systemic delivery of products that could benefit from delivery in the Spiros-Registered Trademark- platform.

         Dura Pharmaceuticals, Inc. is a San Diego based developer and marketer of prescription pharmaceutical products for the treatment of allergies, asthma, pneumonia and related respiratory conditions. Dura focuses on the U.S. respiratory market because of its size and growth opportunities through two major strategies: (1) acquiring prescription pharmaceuticals and/or businesses developing or marketing such pharmaceuticals to support its marketing presence in high-prescribing physicians' offices and/or the hospital market, and (2) developing Spiros-Registered Trademark-, a pulmonary drug delivery system for both topical and systemic delivery of medications.

         Except for the historical and factual information contained herein, the matters discussed in this press release may contain forward-looking statements which involve risks and uncertainties, including the completion of the acquisition of SDCII, Inc. on acceptable terms, the timely initiation and successful completion of the clinical trial programs for the Spiros-Registered Trademark- products, the ability to obtain adequate funding to complete the clinical trial programs for the Spiros-Registered Trademark- products, the timely FDA approval of the Spiros-Registered Trademark- products, if at all, the dependence on third parties for manufacturing and development, the competitiveness of the pharmaceutical industry, risks inherent in merger and acquisition transactions and other risks detailed from time to time in Dura's filings with the Securities and Exchange Commission. Actual results may differ materially from those projected. Any forward-looking statements represent Dura's judgment as of the date of this release. Dura disclaims, however, any intent or obligation to update these forward-looking statements. Further information about Dura Pharmaceuticals, Inc. can be found at www.durapharm.com.

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